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3/18/2002



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 1 2002
080

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FSC Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Windy Ridge Parkway, Suite 1100
(No. and Street)

Atlanta	Georgia	30339
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel O. Williams — 770-916-6550
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name — *if individual, state last, first, middle name*)

50 Hurt Plaza, Suite 1700	Atlanta	Georgia	30303
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel O. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FSC Securities Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature

Controller and Vice President
Title

Notary Public
Notary Public, Cobb County, Georgia
My Commission Expires May 28, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

(o) Independent auditors report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(p) A reconciliation of the audited net capital computation and the corresponding unaudited Part II A.

FSC Securities Corporation

(An indirect wholly-owned subsidiary of American International Group, Inc.)

Financial Statements

For the Year Ended December 31, 2001

FSC Securities Corporation
Table of Contents to Consolidated Financial Statements and Additional Information
For the Year Ended December 31, 2001



PricewaterhouseCoopers LLP
50 Hurt Plaza
Suite 1700
Atlanta GA 30303
Telephone (678) 419 7000
Facsimile (678) 419 8899

Report of Independent Accountants

To the Shareholder and Board of Directors of
FSC Securities Corporation (an indirectly wholly owned subsidiary of SunAmerica Inc.)

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in shareholder's equity and of cash flows present fairly, in all material respects, the financial position of FSC Securities Corporation (the Company) at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2002

FSC Securities Corporation
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Financial Condition
For the Year Ended December 31, 2001

Assets:	
Cash and cash equivalents	$ 5,099,423
Cash segregated under federal regulations	2,604,500
Commissions receivable	4,759,505
Other receivables	2,015,646
Receivable from clearing organization	1,429,849
Deposits, prepaid expenses and other assets	2,245,024
Receivable from parent company	2,763,935
Total assets	$ 20,917,882
Liabilities:	
Commissions and other fees payable	$ 9,516,756
Accounts payable to dealers	974,647
Other liabilities	23,414
Total liabilities	10,514,817
Shareholder's equity:	
Common stock – $10 par value; 1,000 shares authorized Issued and outstanding	10,000
Additional paid-in capital	1,040,000
Retained earnings	9,353,065
Total shareholder's equity	10,403,065
Total liabilities and shareholder's equity	$ 20,917,882

The accompanying notes are an integral part of these financial statements.

FSC Securities Corporation

(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Income
For the Year Ended December 31, 2001

Revenue:	
Commissions	$ 159,470,668
Advisory services	48,443,103
Other operating income	12,273,246
Interest income	276,441
	220,463,458
Expenses:	
Commissions	141,664,333
Advisory services	43,583,215
General and administrative	3,671,357
Management fee to parent company	31,283,288
	220,202,193
Income before income taxes	261,265
Provision for income taxes	(70,000)
Net income	$ 191,265

The accompanying notes are an integral part of these financial statements.

FSC Securities Corporation
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2001

	Capital Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at December 31, 2000	1,000	$ 10,000	$ 1,040,000	$ 9,161,800	$ 10,211,800
Net income	-	-	-	191,265	191,265
Balance at December 31, 2001	1,000	$ 10,000	$ 1,040,000	$ 9,353,065	$ 10,403,065

The accompanying notes are an integral part of these financial statements.

FSC Securities Corporation
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 191,265
Adjustments to reconcile net income to net cash used by operating activities:	
Change in:	
Cash segregated for customers	1,359,901
Commissions and other receivables	5,775,982
Deposits, prepaid expenses and other assets	(1,209,482)
Commissions and other fees payable	(175,899)
Receivable from/Payable to parent company	(5,793,020)
Accounts payable to dealers	(1,577,829)
Accounts payable and other liabilities	(130,715)
Net cash used by operating activities	(1,559,797)
Net decrease in cash and cash equivalents	(1,559,797)
Cash and cash equivalents - beginning of period	6,659,220
Cash and cash equivalents - end of period	$ 5,099,423

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

General

FSC Securities Corporation(the "Company") is a wholly-owned subsidiary of Financial Service Corporation (the "Parent Company"), which is a wholly-owned subsidiary of SunAmerica Incorporated ("SunAmerica"), which is a wholly-owned subsidiary of American International Group, Inc. ("AIG").

The Company is a registered broker-dealer with the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisors Act of 1940. The Company is licensed in all fifty states.

2. Significant Accounting Policies

Commissions Revenue and Expenses

Commissions revenue and expenses relating to securities transactions are recorded on a trade date basis.

Cash and Cash Equivalents

Cash includes cash in bank, overnight investments, commercial paper and money market mutual funds available on demand.

Income Taxes

The Company is included in the consolidated federal income tax return of AIG. For financial reporting purposes and in accordance with the tax allocation policy with the parent company, the Company records taxes payable and benefits receivable through the intercompany account with the parent company, including deferred tax assets and liabilities.

Financial Instruments

The carrying amount of financial instruments including cash and cash equivalents, commissions receivable, other receivables, accounts payable and other accrued liabilities, commissions payable, accrued employee benefits, and receivable from/payable to parent company approximate their fair values.

2. Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Cash Segregated Under Federal Regulations

Cash of $2,604,500 as of December 31, 2001 is segregated under provisions of the Securities Exchange Act of 1934 and represents funds deposited by customers as a result of mutual fund trades.

4. Deferred Commissions

The Company has adopted the Registered Representatives' Deferred Compensation Plan (the "Plan") which will be offered to eligible independent contractor registered representatives of the Company. The purpose of the Plan is to (1) attract and retain individuals to become licensed with the Company to market the financial products offered for sale by the Company and (2) assist in the representatives' long range financial planning by offering an alternative for investing monthly commission and fee payments on a tax-deferred basis. The liability for such deferred compensation and the related assets have been transferred to SunAmerica, thus are not included in the Company's balance sheet.

5. Income Taxes

The provision for income taxes is composed of the following:

Current:	
Federal	$ 1,592,000
State	61,000
	1,653,000
Deferred:	
Federal	(1,583,000)
Total	$ 70,000

The difference between the federal statutory tax rate of 35% and the Company's effective income tax rate of 27% for the year ending December 31, 2001 is primarily due to state and local taxes.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2001, the Company had net capital, as defined, of approximately $2,268,546, which was $1,552,843 in excess of its required minimum net capital of $715,703. The Company's aggregate indebtedness to net capital ratio was 4.73 to 1 at December 31, 2001.

7. Related Party Transactions

The Company has a receivable from FSC of $2,635,186 as of December 31, 2001. This receivable represents the net amount of intercompany transactions, principally management fees and income taxes, between the Company and FSC.

The Company and FSC have entered into an agreement whereby FSC provides substantially all management and administrative services to the Company for a management fee, the amount of which is periodically reviewed by FSC. It is the intention of FSC's management that the amount of the management fee will be less than the pre-tax income of the Company before the management fee. For the period of January 1, 2001 to December 31, 2001, the management fees were approximately $31,283,288. Because of the management fee arrangement, the accompanying financial statements may not necessarily be indicative of the financial condition and results of operations that would have existed if the Company had operated as an independent entity.

8. Subordinated Liabilities

There are no liabilities subordinated to the claims of general creditors as of December 31, 2001.

9. Concentrations

The Company conducts its business with many clients through a large network of producers spread across the United States with approximately 16% of the Company's revenues for the twelve month period ending December 31, 2001 produced in the State of California. The Company utilizes the service of an independent clearing organization for its general securities clearing operations which handles approximately 10% of the Company's cash flows. Additionally, approximately 11% of the revenues for the twelve month period ending December 31, 2001 were from two families of mutual funds.

10. Commitments and Contingent Liabilities

Litigation

The Company is involved in various kinds of litigation or claims which are common to its business. These matters are in various stages of development and, based on reports of counsel, management believes that provisions made for potential losses are adequate and that any further liabilities and costs will not have a material adverse impact upon the Company's financial position or results of operations.

Clearing Broker-Dealer

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance-sheet-risk in the event margin requirements are not sufficient to fully cover loses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfil the customers' obligations. The Company does not expect nonperformance by customers.

FSC Securities Corporation — Schedule I

(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2001

NET CAPITAL:	
Total shareholder's equity	$ 10,403,065
Less - Nonallowable assets:	
Other assets and receivables	7,965,187
Net capital before haircuts on securities positions	2,437,878
Haircuts on securities	169,332
Total net capital	$ 2,268,546
NET CAPITAL REQUIREMENT	$ 715,703
EXCESS NET CAPITAL	$ 1,552,843
AGGREGATE INDEBTEDNESS	$ 10,735,551
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPTIAL	4.73 : 1

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission because it does not carry securities accounts for customers or perform custodial functions related to customer securities.

FSC Securities Corporation
Reconciliation of the Audited Net Capital Computation and the broker-dealer's corresponding Unaudited Part II A

	Unaudited FOCUS 12/31/01	Audit Entries	Audited FOCUS 12/31/01
Net Capital Computation:			
Shareholder's Equity	10,739,117		
Reverse Management Fee Adjustment		1,000,000	
Correct 12/00 Audit Entries		(9,999)	
Reverse 12/00 Audit Entries		(686,119)	
Correct 12/00 Audit Entries		(686,119)	
Reverse 12/00 Audit Entries		(168,975)	
Correct 12/00 Audit Entries		(168,975)	
Adjust Management Fee		733,181	
Tax Adjustment		(356,368)	
Out of balance commission intercompany		7,323	
Adjusted Shareholder's Equity	10,739,117	(336,051)	10,403,066
Less:			
Non-Allowable Assets	8,413,187		
Intercompany Balance Adjustment	-	(320,391)	
Deferred Comp Adjustment	-	1,142	
Record Deferred Tax - Transfer to Corp/Intercompany Balance Adj		(95,767)	
Net Intercompany Balance	-	(32,982)	
Adjusted Non-Allowable Assets	8,413,187	(447,998)	7,965,189
Haircuts	169,332	-	169,332
Adjusted Net Capital	2,156,598		2,268,545
Minimum Net Capital(AI/15)	723,167	-	715,703
Excess Net Capital	1,433,431		1,552,842
Aggregate Indebtedness(AI)	10,847,499		10,847,499
Reverse Management Fee Adjustment		(1,000,000)	
Reverse 12/00 Audit Entries		686,119	
Correct 12/00 Audit Entries		686,119	
Reverse 12/00 Audit Entries		168,975	
Correct 12/00 Audit Entries		168,975	
Intercompany Balance Adjustment		(320,391)	
Record Deferred Tax - Transfer to Corp/Intercompany Balance Adj		(95,767)	
Net Intercompany Balance		(32,982)	
Out of balance commission intercompany		(7,323)	
Deferred Com Adjustment		1,142	
Correct 12/00 Audit Entries		9,999	
Tax Adjustment		(733,181)	
Adjusted Aggregate Indebtedness		356,368	
	10,847,499	(111,948)	10,735,551
Ratio of AI to Net capital	5.03		4.73



PricewaterhouseCoopers LLP
50 Hurt Plaza
Suite 1700
Atlanta GA 30303
Telephone (678) 419 7000
Facsimile (678) 419 8899

Supplementary Report of Independent Accountants Required by Rule 17a-5 of the Securities and Exchange Commission

February 22, 2002

To the Board of Directors and Shareholder
of FSC Securities Corporation

In planning and performing our audit of the consolidated financial statements and supplemental schedules of FSC Securities Corporation (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph of this report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the second paragraph of this report, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2002